UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42290

HomesToLife Ltd

(Translation of registrant’s name into English)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of HomesToLife Ltd (the “Company”) convened at April 10, 2026, at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on April 9, 2026), at 12 Tai Seng Link, #03-01A, Singapore 534233, the shareholders of the Company adopted resolutions approving all of the four proposals considered at the Meeting. A total of 89,687,500 votes, as of March 23, 2026, the record date, were outstanding. There were present in person or by proxy 86,454,796 ordinary shares voted at the Meeting, which represents 96.40% of the votes of the outstanding ordinary shares in the Company. The results of the votes were as follows.

1.	Proposal One - AN ORDINARY RESOLUTION THAT Phua Yong Pin, Phua Yong Tat, Wang Jun, Lee Ai Ming, and Dai Jing “Sophia,” be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

Phua Yong Pin	For	Against	Withheld/Abstained
Total	86,420,209	34,587	0
Percentage of voted shares:	99.96%	0.04%	0%

Phua Yong Tat	For	Against	Withheld/Abstained
Total	86,420,889	33,907	0
Percentage of voted shares:	99.96%	0.04%	0%

Wang Jun	For	Against	Withheld/Abstained
Total	86,420,889	33,907	0
Percentage of voted shares:	99.96%	0.04%	0%

Lee Ai Ming	For	Against	Withheld/Abstained
Total	86,420,908	33,888	0
Percentage of voted shares:	99.96%	0.04%	0%

Dai Jing “Sophia”	For	Against	Withheld/Abstained
Total	86,420,209	34,587	0
Percentage of voted shares:	99.96%	0.04%	0%

2.	Proposal Two - AN ORDINARY RESOLUTION THAT the appointment of CLA Global TS Public Accounting Corporation to serve as the independent registered accountant of HomesToLife for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

	For	Against	Withheld/Abstained
Total	86,420,889	33,907	0
Percentage of voted shares:	99.96%	0.04%	0%

3.	Proposal Three - AN ORDINARY RESOLUTION THAT the Company declare and, within sixty days from the date of the Annual General Meeting, pay to the members registered in the register of members on April 22, 2026, the record date of the dividend, a final cash dividend for the year in the amount of US$0.065 per ordinary share out of the Company’s expected dividends income from its subsidiaries, for each share held by those holders.

	For	Against	Withheld/Abstained
Total	86,420,908	33,888	0
Percentage of voted shares:	99.96%	0.04%	0%

4.	Proposal Four - AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	For	Against	Withheld/Abstain
Total	86,420,228	34,568	0
Percentage of voted shares:	99.96%	0.04%	0%

Special Dividend Announcement

On April 10, 2026, the Company issued a press release announcing that the Company’s shareholders have approved a final special cash dividend of US$0.065 per ordinary share, at the Company’s Meeting held on April 10, 2026, Singapore time. The press release is attached hereto as Exhibit 99.1.

The Company plans to pay the dividend on April 30, 2026. The total estimated dividend payout will be approximately US$5.8 Million, and will be paid to shareholders of record as of the close of business on April 22, 2026.

Exhibit

Exhibit No.	Description
99.1	Press release dated April 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

By:	/s/ Phua Mei Ming
Name:	Phua Mei Ming
Title:	Chief Executive Officer

Date: April 10, 2026